T.J. Thom Senior Vice President, CFO and Treasurer	Direct (504) 799-4830 Fax (504) 535-2760 tthom@eplweb.com

January 11, 2011

H. Roger Schwall

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	Energy Partners, Ltd.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 11, 2010

Form 10-Q for the Quarterly Period Ended September 30, 2010

Filed November 4, 2010

Definitive Proxy Statement Filed April 23, 2010

Filed April 23, 2010

File No. 001-16179

Dear Mr. Schwall,

Energy Partners, Ltd. (the “Company”) is in receipt of your letter dated December 30, 2010 (the “Comment Letter”) regarding your comments to the Company’s Form 10-K for the fiscal year ended December 31, 2009, Form 10-Q for the quarterly period ended September 30, 2010 and Definitive Proxy Statement filed April 23, 2010.

The Company has been preparing responses to the Comment Letter and has been working with our legal advisors and independent accounts toward that end. Although we have made significant progress in this process, we are still gathering some of the information required to complete our responses to the Comment Letter.

Accordingly, on January 11, 2011, J. Mark Metts of Jones Day, our outside legal counsel on this matter, contacted John Lucas in your office. During that conversation, Mr. Lucas agreed to an extension of ten business days beyond the initial response date, which was January 14, 2011. As a result, the extended response deadline would be January 31, 2011.

Please direct any questions or comments regarding the foregoing to me at (504) 569-1875.

Sincerely,
Energy Partners, Ltd.

By:	/s/ Tiffany J. Thom
Tiffany J. Thom
Senior Vice President, Chief Financial Officer and Treasurer

cc:	David P. Cedro

John H. Peper

J. Mark Metts, Jones Day

ENERGY PARTNERS, LTD — 201 ST. CHARLES AVENUE, SUITE 3400 — NEW ORLEANS, LA 70170 — (504) 569-1875